UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934

Wentworth VI, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

 (Title of Class of Securities)

None

(CUSIP Number)

Keating Asia, Inc.
Floor 35/ Suite 3506
Grand Gateway, Tower 2
3 Hongqiao Road
Shanghai 200030
China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. None

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Keating Asia, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of	7.	Sole Voting Power 0
Shares Beneficially
Owned	8.	Shared Voting Power 4,375,000 (See Item 5)
By Each
Reporting	9.	Sole Dispositive Power 0
Person With
10.	Shared Dispositive Power 4,375,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,375,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 97.2%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. None

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Luca Toscani

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Italy

Number of	7.	Sole Voting Power 0
Shares Beneficially
Owned	8.	Shared Voting Power 4,375,000 (See Item 5)
By Each
Reporting	9.	Sole Dispositive Power 0
Person With
10.	Shared Dispositive Power 4,375,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,375,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 97.2%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. None

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Keating Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power 0
Shares Beneficially
Owned	8.	Shared Voting Power 4,375,000 (See Item 5)
By Each
Reporting	9.	Sole Dispositive Power 0
Person With
10.	Shared Dispositive Power 4,375,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,375,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 97.2%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D
CUSIP No. None

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Timothy Keating

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of	7.	Sole Voting Power 0
Shares Beneficially
Owned	8.	Shared Voting Power 4,375,000 (See Item 5)
By Each
Reporting	9.	Sole Dispositive Power 0
Person With
10.	Shared Dispositive Power 4,375,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,375,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 97.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Wentworth VI, Inc., a Delaware corporation, whose principal executive offices are located at 936A Beachland Boulevard, Suite 13, Vero Beach, Florida 32963 (the “Issuer”). The Reporting Persons (as defined hereafter) are making a joint filing pursuant to SEC Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 2.  Identity and Background

(a-c, f) This Schedule 13D is being filed by Keating Asia, Inc., a British Virgin Islands corporation (“Keating Asia”), Luca Toscani, Keating Investments, LLC, a Delaware limited liability company (“Keating Investments”), and Timothy Keating (collectively, the “Reporting Persons”). Keating Asia’s principal business is providing investment banking and financial advisory services and is located at Floor 35 / Suite 3506, Grand Gateway, Tower 2, 3 Hongqiao Road, Shanghai 200030, China. Luca Toscani, a citizen of Italy, is currently director of Keating Asia, located at Floor 35 / Suite 3506, Grand Gateway, Tower 2, 3 Hongqiao Road, Shanghai 200030, China. Keating Investments’ principle business is providing investment banking and financial advisory services and is located at 5251 DTC Parkway, Suite 1000, Greenwood Village, CO 80111. Timothy Keating, a United States citizen, currently serves as President and manager of Keating Investments, located at 5251 DTC Parkway, Suite 1000, Greenwood Village, CO 80111.

(d) Each of the Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Each of the Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On July 2, 2007, Keating Asia purchased 4,375,000 shares of the Common Stock directly from the Issuer for an aggregate purchase price equal to $437.50.

As of the date hereof, Luca Toscani is the director of Keating Asia and has voting and investment control of the shares of Common Stock owned by Keating Asia. Accordingly, Luca Toscani may be deemed to be a beneficial owner of 4,375,000 shares of Common Stock. Further, since Keating Investments owns a 75% equity interest in Keating Asia, it has voting and investment control over the securities owned by Keating Asia and may be deemed a beneficial owner of the shares of Common Stock owned by Keating Asia. Timothy Keating, as President and manager of Keating Investments, has voting and investment control over the securities owned by Keating Investments and therefore may be deemed beneficial owner of the shares of Common Stock owned by Keating Asia.

The source of funds used to purchase the securities reported herein was the working capital of Keating Asia over which the Reporting Persons have investment discretion.

No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction

The purpose of the acquisition of the Common Stock is for investment.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose of the Reporting Persons, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, or as otherwise stated above as it relates to Item 4(d) of Schedule 13D, none of the Reporting Persons has any plans or proposals which, as of the date hereof, relate to, or could result in, any of the matters referred to in paragraphs (a) through (c) or (e) through (j),inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

(a, b) As of the date hereof, Keating Asia is the beneficial owner of 4,375,000 shares of Common Stock, constituting 97.2% of the Common Stock of the Issuer (based upon 4,500,000 shares of Common Stock outstanding as of November 19, 2007).

Keating Asia has the sole power to vote or direct the vote of zero shares; has the shared power to vote or direct the vote of 4,375,000 shares; has sole power to dispose or direct the disposition of zero shares; and has shared power to dispose or direct the disposition of 4,375,000 shares of Common Stock.

(a, b) As of the date hereof, Luca Toscani may be deemed to be a beneficial owner of 4,375,000 shares of Common Stock, constituting 97.2% of the Common Stock of the Issuer (based upon 4,500,000 shares of Common Stock outstanding as of November 19, 2007).

Luca Toscani has the sole power to vote or direct the vote of zero shares; has the shared power to vote or direct the vote of 4,375,000 shares; has sole power to dispose or direct the disposition of zero shares; and has shared power to dispose or direct the disposition of 4,375,000 shares of Common Stock.

(a, b) As of the date hereof, Keating Investments LLC may be deemed to be a beneficial owner of 4,375,000 shares of Common Stock, constituting 97.2% of the Common Stock of the Issuer (based upon 4,500,000 shares of Common Stock outstanding as of November 19, 2007).

Keating Investments has the sole power to vote or direct the vote of zero shares; has the shared power to vote or direct the vote of 4,375,000 shares; has sole power to dispose or direct the disposition of zero shares; and has shared power to dispose or direct the disposition of 4,375,000 shares of Common Stock.

(a, b) As of the date hereof, Timothy Keating may be deemed to be a beneficial owner of 4,375,000 shares of Common Stock, constituting 97.2% of the Common Stock of the Issuer (based upon 4,500,000 shares of Common Stock outstanding as of November 19, 2007).

Timothy Keating has the sole power to vote or direct the vote of zero shares; has the shared power to vote or direct the vote of 4,375,000 shares; has sole power to dispose or direct the disposition of zero shares; and has shared power to dispose or direct the disposition of 4,375,000 shares of Common Stock.

(c) The Reporting Persons have not effected any transaction in shares of Common Stock during the 60 days preceding the date of this filing.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,375,000 shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Entities on the date hereof, except to the extent set forth herein, the Reporting Persons do not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit A: Agreement between the Reporting Persons to file jointly.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2007

KEATING ASIA, INC.

/s/ Luca Toscani
Name: Luca Toscani
Title: Director

/s/ Luca Toscani
Luca Toscani

KEATING INVESTMENTS, LLC

/s/ Timothy Keating
Name: Timothy Keating
Title: Manager

/s/ Timothy Keating
Timothy Keating

Exhibit A

The undersigned hereby agrees as follows:

WHEREAS, the undersigned were and/or may be obligated to file Statements on Schedule 13D with the United States Securities and Exchange Commission (the “SEC”) to report their beneficial ownership of the Common Stock of Keating Asia, Inc.;

NOW THEREFORE, the undersigned hereby agree that a single Statement on Schedule 13D is to be filed with the SEC on behalf of each of them.

November 19, 2007

KEATING ASIA, INC.

/s/ Luca Toscani
Name: Luca Toscani Title: Director /s/ Luca Toscani Luca Toscani KEATING INVESTMENTS, LLC /s/ Timothy Keating Name: Timothy Keating Title: Manager /s/ Timothy Keating Timothy Keating